Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone: 215.564.8000 Fax: 215.564.8120 www.stradley.com

JHillman@stradley.com
215.564.8142

March 2, 2018

Filed via EDGAR
Ms. Alison White, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Subject:
Franklin Floating Rate Master Series, Franklin Middle Tier Floating Rate Fund and Franklin Lower Tier Floating Rate Fund (collectively, the "Funds"), each a series of Franklin Floating Rate Master Trust (the "Trust")

Dear Ms. White:
On behalf of the Funds, submitted herewith under the EDGAR system are the Funds' responses to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission that you provided via telephone to Michael Mabry on March 1, 2018 with regard to the preliminary consent solicitation statement for the Funds that was filed on Schedule 14A with the Commission on February 23, 2018 (the "Consent Solicitation Statement").  Each comment from the Staff is summarized below, followed by the Funds' response to the comment.  Terms not defined herein have the meaning set forth for that term in the Consent Solicitation Statement.
1.	Comment: Please provide a response to Item 21(b) of Schedule 14A of the Securities Exchange Act of 1934 (the "Exchange Act") to the extent applicable.

Response: The Funds have added the following disclosure to the Consent Solicitation:

Effect of Abstentions and Broker Non-Votes.   Abstentions, if any, will have no effect on Proposal 1 and will have the effect of a vote against Proposals 2 and 3. Because the Funds do not expect to receive any consents from broker-dealers who may be voting in their discretion on behalf of their clients, the Funds do not expect to receive broker non-votes.

Philadelphia, PA • Harrisburg, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

Ms. Alison White
U.S. Securities and Exchange Commission
March 2, 2018

2.	Comment: Per Item 22(a)(3)(ii) of Schedule 14A of the Exchange Act, please present the proposals in tabular form.

Response: The requested change has been made. The proposals are set forth as follows:

Proposal No.	Trust/Funds Requested to Consent	Proposal
1.	Trust	To elect a Board of Trustees of the Trust
2.	Franklin Middle Tier Floating Rate Fund and Franklin Lower Tier Floating Rate Fund	To approve the use of a "manager of managers" structure whereby the Fund's investment manager would be able to hire and replace subadvisers without shareholder approval
3.	Franklin Middle Tier Floating Rate Fund and Franklin Lower Tier Floating Rate Fund	To approve an amended fundamental investment restriction regarding investments in commodities

3.	Comment: Clarify whether the Nominating Committee has set any minimum qualifications for Board membership as an Interested Trustee.

Response: The following sentence has been added to the disclosure: "The Nominating Committee has not set any minimum qualifications for Board membership as an Interested Trustee."

4.	Comment: Confirm the Nominees for Independent Trustees and Nominees for Interested Trustees tables include all current Trustees, as well as any nominees for Trustee.

Response: The Trust confirms that the Nominees for Independent Trustees and Nominees for Interested Trustees tables include all current Trustees and all nominees for Trustee.

5.
Comment:  In the "What is the Required Vote on Proposal 1?" section, please disclose, if true, that one vote is sufficient to elect a Trustee, as nine Trustees are standing for election to nine positions.

Response:  The Trust has revised the disclosure in the Consent Solicitation to state more clearly that a plurality of shares voted may be less than a majority of the outstanding shares of the Trust voting as follows:

What is the Required Vote on Proposal 1?

For Proposal 1, the Trustee nominees will be elected to the Board by the affirmative approval of a plurality of shares voted by written consents executed collectively by the shareholders of all of the Funds of the Trust.  This means that the Trustee nominees receiving the largest number of votes will be elected to fill the available positions. Because there are nine nominees standing for election to nine seats, a nominee may be elected if he or she receives the affirmative approval of any of the Trust shares voting, even if less than a majority.

Ms. Alison White
U.S. Securities and Exchange Commission
March 2, 2018

6.	Comment: Please confirm compliance with Section 16(a) of the Exchange Act.

Response: The Trust is not a closed-end fund or exchange-listed fund, and is thus not subject to Section 16(a) of the Exchange Act.

Please do not hesitate to contact me at (215) 564-8142, or in my absence Michael Mabry at (215) 564-8011, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Jennifer Hillman
Jennifer Hillman